                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:          July 31, 1998               | SEC FILE NUMBER  |
                      ------------------------------------  |     000-21535    |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    XXXXXX XX X   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

PROSOFT I-NET SOLUTIONS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

3001 BEE CAVES ROAD, SUITE 100
--------------------------------------------------------------------------------
City, State and Zip Code

AUSTIN, TEXAS  78746
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant's Annual Report on Form 10-K could not be timely filed because all of the information needed by the Registrant's independent auditors in order to complete its audit of the Registrant's financial statements is not yet available. See the attached letter from the auditors.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Jerrell M. Baird                  512              328-6140
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SEE ATTACHMENT A
--------------------------------------------------------------------------------

                         PROSOFT I-NET SOLUTIONS, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  OCTOBER 29, 1998                  By  /s/ JERRELL M. BAIRD
    ----------------------------------    --------------------------------------
                                                JERRELL M. BAIRD
                                                CHIEF EXECUTIVE OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                        [LETTERHEAD OF GRANT THORNTON LLP]


October 28, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have endeavored, with the full cooperation of Prosoft I-Net Solutions, Inc., to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. However, we have been unable to complete the final audit by October 28, 1998 because of certain information we needed to complete the audit was not yet available. This information is expected to be received soon and we will endeavor to complete the audit thereafter.

Very truly yours,


/s/ GRANT THORNTON LLP

                                 Attachment A

Twelve Months Ended July 31, 1998 Compared to Twelve Months Ended July 31, 1997

      Revenues. Revenues for the twelve-month period ended July 31, 1998 were $8,836,685, compared with $3,483,140 for the twelve-month period ended July 31, 1997. The increase in revenues reflects a higher level of enrollment in the Company's class offerings and increased sales of courseware through license agreements.

      Cost of Services. The Company's cost of services includes the costs associated with course instructors, content developers, course materials and equipment and classroom facilities. Cost of services for the twelve-month period ended July 31, 1998 was $13,685,680, compared with $10,197,373 for the twelve-month period ended July 31, 1997. The increase is primarily the result of an increased number of course events, a larger course library, and an increase in the number of and training of instructors and content developers in the twelve-month period ended July 31, 1998 compared to the corresponding period of the prior year.

      Sales and Marketing. Sales and marketing expense consists of salaries, commissions and travel-related costs of sales and marketing personnel, the costs of designing, producing and distributing direct mail marketing and media advertisements, and the costs of the information systems to support these activities. Sales and marketing expenses for the twelve-month period ended July 31, 1998 were $3,962,634, compared with $4,918,942 for the twelve-month period ended July 31, 1997. The decrease in sales and marketing expenses is the result of a focused marketing and sales effort which yielded reduced expenditures for advertising and travel which more than offset increases in sales commissions.

      General and Administrative. General and administrative expenses for the twelve-month period ended July 31, 1998 were $7,959,767, compared to $9,215,521 for the twelve-month period ended July 31, 1997. General and administrative expenses decreased as result of a reduction in the number of employees involved in administrative functions, a reduction in the use of outside services, and lower recruitment and relocation expenses.

      Interest. Net interest income for the twelve-month period ended July 31, 1998 was $246,173, compared to $201,423 for the twelve-month period ended July 31, 1997. Interest expense, which consists principally of interest paid on capital leases, increased for the twelve-month period ended July 31, 1998 due to an increase in the amount of equipment financed under capital leases. However, this increase was more than offset by interest earned from higher cash balances generated by the proceeds from private placements completed in 1997.

      Net Loss. Net loss for the twelve-month period ended July 31, 1998 was $16,525,123, compared to $20,651,273 for the twelve-month period ended July 31, 1997. The decrease in the net loss was the result of increased revenues through a larger number of students and classes taking place throughout the year, the sale of licenses for courseware developed by the Company, and a reduction in both sales and marketing and general and administrative expenses.